October 12, 2005

To:	Adam Halper
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20002

Re:	Merchandise Creations, Inc.
Amendment No. 2 to Registration Statement on Form SB-2
Filed September 25, 2005
File No.: 333-124460

Dear Mr. Halper:

The following are the Company's responses and revisions to its filing pursuant to your letter dated October 5, 2005:

General

1.

We note that changes to the last paragraph on page 3 were not disclosed in the copy marked to show changes that was submitted to the Commission via mail.  Please advise if there were any other changes made that were not illustrated in the mailed version.  In future filings, please also submit your redline versions via our EDGAR system pursuant to the requirements of Regulation S-T.  Further, the copy of your registration statement filed on EDGAR does not appear to contain certain disclosures presented in the mailed version.  For example, the EDGAR version contains the March 31, 2005 as opposed to the June 30, 2005 balances in the "Summary Financial Information" section and does not contain updates to your "Management's Discussion and Plan of Operation" section.  Ensure that your next amendment contains all necessary updates and that your next response includes a marked version that corresponds with the amendment filed on EDGAR.

The most recent amended registration statement attached herewith and filed via EDGAR contains marked changes made in response to the Commission's current and prior comments.

2.

As a follow up to the prior comment, if appears as if the amount reported in the mailed version for total stockholders' equity as of June 30, 2005 is not correct.  Please revise accordingly.

The disclosure has been amended, accordingly.

3.

We refer you to comments 1 and 2 of our letter dated August 3, 2005.  We note from your responses that you have not made attempts to list on the OTC Bulletin Board or engaged in the blue sky registration process.  Please tell us where you intend to offer securities and discuss why you believe that blue sky registration is not required in those states.

The company conducted an offering of securities exempt from registration under Regulation D, Rule 505 of the Securities Act of 1933, as amended.  Accordingly, no shares have been blue skied, to date.

The securities being registered in the Form SB-2 are being registered on behalf of the company's shareholders.  Any sales made or intended to be made by the selling stockholders will be required to be registered or qualified for sale or an exemption from such registration or qualification requirement is available.  However, the intentions of the shareholders are unknown to the company.  Resultantly, the company is unable to determine, at this time, where offerings or sales may be made by the selling stockholders.

Management's Discussion and Plan of Operation

Plan of Operation, page 17

4.

We note that prior to filing this amendment, you last amended your registration statement on July 12, 2005 and since then, do not appear to have made any updating changes to this section.  Please revise to disclose whether you have taken any of the steps you discuss in this section, such as refining your internet presence or enhancing your marketing or merchandising activities.  In this regard, we note that these activities were to take place irrespective of additional funding or the status of the offering, and that many of them were to take place "within the first six months after commencing operations."  As it appears that you commenced operations in December of 2004 when you entered into a merchandising agreement with Tommy Alverson, please revise to update any other applicable information in your registration statement prior to filing your next amendment.

The registration statement has been updated to the extent the company's activities have changed.

	Amount	Amount	Estimated
	Allocated	Expended	Completion

Merchandising activities	$8,000	$11,443	Recurring
Website development	$3,500	$ 3,400	Ongoing
Marketing	$1,000	$ 0	Ongoing
Offering expenses	$2,510	$ 1,601	Use as needed
SEC reporting expenses	$4,500	$ 1,059	Use as needed
Website maintenance	$ 500	$ 0	Recurring
Office supplies	$1,000	$ 319	Use as needed
Computer hardware and software	$2,000	$ 0	Ongoing
General working capital	$6,640	$ 3,302	Use as needed

Our key success milestones for the next twelve months are:

o

Refine our Internet presence

We have allocated funds in the amount of $3,500 to establish an internet presence.  To date, we have spent $3,400 to develop a website at www.merchandisecreations.com.  The site is functional and operational.

We originally planned to use a portion of our funds to e-commerce enable and add further content to our website.  The cost of implementing this plan became prohibitive and we not longer intend to pursue such activities.

o

Marketing

In the next six to nine months of operations, MCI's promotional strategy will focus on increasing the visibility of our operations and our website.  Our management believes that establishing our brand name is imperative to our ability to continue as a going concern.  Establishing our presence on the Internet is critical to reaching a broad consumer base and we have allocated approximately $500 to create banner advertisements, email marketing and search engine placement.  We also plan to design and distribute printed brochures to attract potential clients.  In addition to traditional marketing methods, we make occasional appearances at concert venues to scout for potential clients.  Our marketing efforts are expected to cost roughly $500.  The amounts allocated to marketing activities are expected to be sufficient for the next 12 months.  We have not yet spent any funds on our marketing efforts.

Exhibit 5.1

5.

Please file a more recently dated legal opinion and ensure that the updated opinion is revised to reflect the date the original registration statement was filed instead of the date of the anticipated filing.

An amended and updated legal opinion has been filed.

Thank you for your expedient and diligent review of this file.  If any further questions or comments should arise, feel free to contact Robert Turner at (972) 987-5880.

Sincerely,

/s/ Robert Turner

Robert Turner

President

Attachments:

Form SB-2 amendment 3, marked